JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

02034310

07 May 2002

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
MAY 20 2002
WASH, D.C. 165 SECTION

SUPPL

Dear Sir

SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

ABI Preliminary Results
For the year ended 31 March 2002 - Dated 07 May 2002

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

pp.

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

dlw 5/24

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

ABI GROUP PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Amalgamated Beverage Industries Limited, (ABI) a subsidiary of South African Breweries plc, has reported its preliminary results in Johannesburg for the year ended 31 March 2002. The text of ABI's announcement follows. It should be noted that the preliminary results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Profit from operations increased by 24%
Basic earnings per share increased by 24%
Headline earnings per share increased by 21%
Dividends per share increased by 21%

PRELIMINARY GROUP INCOME STATEMENT

	2002 Year 31 March Rm	2001 Year 31 March Rm	% Change
Total revenue	**4,330**	3,799	
Sales revenue	**4,283**	3,759	14
Cost of sales	**(2,612)**	(2,315)	
Gross profit	**1,671**	1,444	
Expenses	**(969)**	(879)	
Profit from operations	**702**	565	24
Goodwill amortisation	**(78)**	(78)	
Net financing income / (costs)	**23**	(17)	
Income from associate	**46**	51	
Profit before tax	**693**	521	33
Income tax expense	**(231)**	(155)	
Profit after tax	**462**	366	
Minority interest	**(7)**	-	
Net profit for the period	**455**	366	24
Earnings per share (cents)			
Basic earnings	**299.3**	240.8	24
Headline earnings	**353.3**	292.1	21
Dividends per share (cents)	**174.0**	144.0	21
Reconciliation of headline earnings (Rm)			
Net profit for the period	**455**	366	
Loss on disposal of fixed assets	**4**	-	
Goodwill amortised	**78**	78	
Headline earnings	**537**	444	21
Number of ordinary shares in issue (millions)	**152**	152	

PRELIMINARY GROUP CASH FLOW STATEMENT

	2002 Year March Rm	2001 Year March Rm
Cash flow from operating activities		
Profit from operations	**702**	565
Depreciation	**155**	139
Other non-cash items	**13**	(41)
Decrease in working capital	**33**	75
Cash generated from operations	**903**	738
Dividend income	**24**	25
Net financing income / (costs)	**23**	(17)
Normal tax paid	**(138)**	(127)
Secondary tax on companies paid	**(25)**	(21)
Net cash inflow from operating activities	**787**	598
Dividends paid	**(227)**	(194)
Net cash retained	**560**	404
Cash flow from investment activities		
Investment to maintain and upgrade operations	**(117)**	(10)
Investment to expand operations	**(77)**	(122)
Net cash invested	**(194)**	(132)
Cash effects of financing activities	**28**	(274)
Increase / (decrease) in cash and cash equivalents		
Balance at the beginning of the year	**47**	49
Cash and cash equivalents at acquisition of subsidiaries	**9**	-
Balance at the end of the year	**450**	47
	394	(2)

PRELIMINARY GROUP BALANCE SHEET

	2002 31 March Rm	2001 31 March Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**1,483**	1,444
Goodwill	**1,263**	1,341
Investment in associate	**192**	169
Other financial assets	**-**	22
	2,938	2,976
Current assets		
Inventories	**183**	186
Trade and other receivables	**393**	256
Prepayments	**20**	27
Cash and cash equivalents	**450**	47
	1,046	516
Total assets	**3,984**	3,492
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	**1,598**	1,590
Reserves	**6**	1
Accumulated profits	**1,297**	1,069
	2,901	2,660
Minority interest	**10**	-
Non-current liabilities		
Deferred tax	**126**	110
Deferred income	**104**	119
Retirement benefit obligation	**27**	21
	257	250
Current liabilities		
Trade and other payables	**816**	582
Total equity and liabilities	**3,984**	3,492
Future capital expenditure (Rm)		
Contracted	**78**	-
Authorised by the directors but not yet contracted	**202**	178
Net equity per ordinary share (cents)	**1,909**	1,750

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Share capital Rm	Share premium Rm	Non-distributable reserves Rm	Accumulated profit Rm	Total Rm
Balance at 31 March 2000	1	1,589	1	726	2,317
Changes in accounting policy	-	-	-	171	171
Restated balance at 31 March 2000	1	1,589	1	897	2,488
Net profit for the period	-	-	-	366	366
Net profit for the period as previously reported	-	-	-	363	363
Changes in accounting policy	-	-	-	3	3
Dividend	-	-	-	(194)	(194)
Balance at 31 March 2001	1	1,589	1	1,069	2,660
Net profit for the period	-	-	-	455	455
Dividend	-	-	-	(227)	(227)
Premium on issue of share capital	-	8	-	-	8
Currency translation differences	-	-	5	-	5
Balance at 31 March 2002	1	1,597	6	1,297	2,901

COMMENTARY

Overview

ABI had an improved second half, after 3% volume growth at the interim, and delivered overall volume growth of 4.7% for the full year to reach 11.5 million hectolitres. This was assisted by the first time inclusion of the two small businesses in Mayotte and the Comores, acquired with the Suncrush assets in June 1998, whose sales this year totalled 99 thousand hectolitres. Excluding this, organic volume growth was 3.8%.

Both carbonated and other soft drinks showed good growth. Other soft drinks now constitute 3.5% of ABI's total volume.

Financial performance

The ongoing decline in the exchange rate of the rand caused increasing pressure on raw material costs. Despite this, ABI was able to increase its gross margin percentage due to further production efficiencies, overhead productivity improvements and rationalisation initiatives.

Profit from operations grew by 24% on prior year and strong cash generation enhanced our net finance income.

Earnings from our associate company, Coca-Cola Canners, declined as a result of the raw material cost increases and the costs associated with the expanding range of other products.

The effective tax rate has increased from 28.3% to 31.9%. This, as well as the increase in taxable profits, resulted in our tax expense increasing by 49%. Basic earnings per share reflects 24% growth and headline earnings per share grew by 21%.

Interest in the islands

At the time of the purchase of the Suncrush assets in June 1998, the company acquired an effective 58.5% of SA Mayco, a private company bottling and distributing products in Mayotte under the Coca-Cola franchise. ABI also acquired an effective controlling interest of 42.1% in SARL Comco, which company has a bottling plant in Anjouan in the Comores and produces and distributes products under the Coca-Cola franchise.

No consolidation was performed in previous years due to unreliable information and immaterial results from these operations. Results for the year ended 31 December 2001 have been consolidated and the accumulated results prior to 31 December 2000 have been accounted for as a take-on balance. The consolidated results for the two holding companies and their subsidiaries were as follows:

Balance sheet at 31 December 2001	**Rm**
Assets	
Non-current assets	29
Current assets	29
Total assets	58
Equity and liabilities	
Issued capital	-
Translation reserves at the beginning of the year	7
Accumulated profit at the beginning of the year	-
Accumulated profit for the year	12
Minority interest	3
Current liabilities	36
Total equity and liabilities	58
Abridged income statement for the year ended 31 December 2001	
Sales revenue	62
Profit before tax	14
Income tax expense	-
Profit after tax	14
Minority interest	(2)
Net profit for the period	12

Accounting policies

The company has revised its presentation of results to comply with AC101 ("Presentation of financial statements") and presents dividend disclosures in terms of AC107 ("Events after the balance sheet date"). AC123 ("Property, plant and equipment") requires bottles and crates to be accounted for as non-current assets in property, plant and equipment. None of these changes has impacted headline earnings.

However, the effect of the changes has been disclosed in the statement of changes in equity and comparative numbers have been restated where applicable.

The financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice as well as the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these financial statements, correspond with those applied previously, except as indicated above.

Outlook

The full impact of the decline in the rand in December 2001 will be felt in the new year. The rise in imported raw material costs and domestic inflation will not be fully recovered through consumer price increases. Despite this, real earnings growth, although at a more modest level than achieved in the year just ended, should be possible through management's continuing focus on productivity and cost management.

Declaration of dividend No.53

Notice is hereby given that final ordinary dividend No. 53 of 141.5 cents per share (2001: 116.5 cents) has been declared in respect of the year ended 31 March 2002. This dividend will be paid out of reserves as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Thursday, 27 June 2002. The last date to trade to participate in the dividend is Thursday, 20 June 2002. Shares will commence trading ex-dividend from Friday, 21 June 2002.

The important dates pertaining to this dividend are as follows:

Last day to trade "CUM" dividend	Thursday, 20 June 2002
Shares trade "EX" dividend	Friday, 21 June 2002
Record date	Thursday, 27 June 2002
Payment date	Friday, 28 June 2002

Share certificates may not be dematerialised or rematerialised between Thursday 13 June 2002 and Thursday, 27 June 2002, both days inclusive.

Directorate and administration

Chairman E A G Mackay

Non-executive directors
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
A J Clark (Managing director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

Company secretary
D A Butler

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computer Share Services Limited
Anglogold building
11 Diagonal street
Johannesburg
PO Box 1055
Johannesburg 2000
South Africa

ABI GROUP PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Amalgamated Beverage Industries Limited, (ABI) a subsidiary of South African Breweries plc, has reported its preliminary results in Johannesburg for the year ended 31 March 2002. The text of ABI's announcement follows. It should be noted that the preliminary results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Profit from operations increased by 24%
Basic earnings per share increased by 24%
Headline earnings per share increased by 21%
Dividends per share increased by 21%

PRELIMINARY GROUP INCOME STATEMENT

	2002 Year 31 March Rm	2001 Year 31 March Rm	% Change
Total revenue	**4,330**	3,799	
Sales revenue	**4,283**	3,759	14
Cost of sales	**(2,612)**	(2,315)	
Gross profit	**1,671**	1,444	
Expenses	**(969)**	(879)	
Profit from operations	**702**	565	24
Goodwill amortisation	**(78)**	(78)	
Net financing income / (costs)	**23**	(17)	
Income from associate	**46**	51	
Profit before tax	**693**	521	33
Income tax expense	**(231)**	(155)	
Profit after tax	**462**	366	
Minority interest	**(7)**	-	
Net profit for the period	**455**	366	24

Earnings per share (cents)			
Basic earnings	**299.3**	240.8	24
Headline earnings	**353.3**	292.1	21
Dividends per share (cents)	**174.0**	144.0	21
Reconciliation of headline earnings (Rm)			
Net profit for the period	**455**	366	
Loss on disposal of fixed assets	**4**	-	
Goodwill amortised	**78**	78	
Headline earnings	**537**	444	21
Number of ordinary shares in issue (millions)	**152**	152	

PRELIMINARY GROUP CASH FLOW STATEMENT

	2002 Year March Rm	2001 Year March Rm
Cash flow from operating activities		
Profit from operations	**702**	565
Depreciation	**155**	139
Other non-cash items	**13**	(41)
Decrease in working capital	**33**	75
Cash generated from operations	**903**	738
Dividend income	**24**	25
Net financing income / (costs)	**23**	(17)
Normal tax paid	**(138)**	(127)
Secondary tax on companies paid	**(25)**	(21)
Net cash inflow from operating activities	**787**	598
Dividends paid	**(227)**	(194)
Net cash retained	**560**	404
Cash flow from investment activities		
Investment to maintain and upgrade operations	**(117)**	(10)
Investment to expand operations	**(77)**	(122)
Net cash invested	**(194)**	(132)
Cash effects of financing activities	**28**	(274)
Increase / (decrease) in cash and cash equivalents		
Balance at the beginning of the year	**47**	49
Cash and cash equivalents at acquisition of subsidiaries	**9**	-
Balance at the end of the year	**450**	47
-	**394**	(2)

PRELIMINARY GROUP BALANCE SHEET

	2002 31 March Rm	2001 31 March Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**1,483**	1,444
Goodwill	**1,263**	1,341
Investment in associate	**192**	169
Other financial assets	**-**	22
	2,938	2,976
Current assets		
Inventories	**183**	186
Trade and other receivables	**393**	256
Prepayments	**20**	27
Cash and cash equivalents	**450**	47
	1,046	516
Total assets	**3,984**	3,492
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	**1,598**	1,590
Reserves	**6**	1
Accumulated profits	**1,297**	1,069
	2,901	2,660
Minority interest	**10**	-
Non-current liabilities		
Deferred tax	**126**	110
Deferred income	**104**	119
Retirement benefit obligation	**27**	21
	257	250
Current liabilities		
Trade and other payables	**816**	582
Total equity and liabilities	**3,984**	3,492

Future capital expenditure (Rm)		
Contracted	**78**	-
Authorised by the directors but not yet contracted	**202**	178
Net equity per ordinary share (cents)	**1,909**	1,750

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Share capital Rm	Share premium Rm	Non-distributable reserves Rm	Accumulated profit Rm	Total Rm
Balance at 31 March 2000	1	1,589	1	726	2,317
Changes in accounting policy	-	-	-	171	171
Restated balance at 31 March 2000	1	1,589	1	897	2,488
Net profit for the period	-	-	-	366	366
Net profit for the period as previously reported	-	-	-	363	363
Changes in accounting policy	-	-	-	3	3
Dividend	-	-	-	(194)	(194)
Balance at 31 March 2001	1	1,589	1	1,069	2,660
Net profit for the period	-	-	-	455	455
Dividend	-	-	-	(227)	(227)
Premium on issue of share capital	-	8	-	-	8
Currency translation differences	-	-	5	-	5
Balance at 31 March 2002	1	1,597	6	1,297	2,901

COMMENTARY

Overview

ABI had an improved second half, after 3% volume growth at the interim, and delivered overall volume growth of 4.7% for the full year to reach 11.5 million hectolitres. This was assisted by the first time inclusion of the two small businesses in Mayotte and the Comores, acquired with the Suncrush assets in June 1998, whose sales this year totalled 99 thousand hectolitres. Excluding this, organic volume growth was 3.8%.

Both carbonated and other soft drinks showed good growth. Other soft drinks now constitute 3.5% of ABI's total volume.

Financial performance

The ongoing decline in the exchange rate of the rand caused increasing pressure on raw material costs. Despite this, ABI was able to increase its gross margin percentage due to further production efficiencies, overhead productivity improvements and rationalisation initiatives.

Profit from operations grew by 24% on prior year and strong cash generation enhanced our net finance income.

Earnings from our associate company, Coca-Cola Canners, declined as a result of the raw material cost increases and the costs associated with the expanding range of other products.

The effective tax rate has increased from 28.3% to 31.9%. This, as well as the increase in taxable profits, resulted in our tax expense increasing by 49%. Basic earnings per share reflects 24% growth and headline earnings per share grew by 21%.

Interest in the islands

At the time of the purchase of the Suncrush assets in June 1998, the company acquired an effective 58.5% of SA Mayco, a private company bottling and distributing products in Mayotte under the Coca-Cola franchise. ABI also acquired an effective controlling interest of 42.1% in SARL Comco, which company has a bottling plant in Anjouan in the Comores and produces and distributes products under the Coca-Cola franchise.

No consolidation was performed in previous years due to unreliable information and immaterial results from these operations. Results for the year ended 31 December 2001 have been consolidated and the accumulated results prior to 31 December 2000 have been accounted for as a take-on balance. The consolidated results for the two holding companies and their subsidiaries were as follows:

Balance sheet at 31 December 2001	**Rm**
Assets	
Non-current assets	29
Current assets	29
Total assets	58
Equity and liabilities	
Issued capital	-
Translation reserves at the beginning of the year	7
Accumulated profit at the beginning of the year	-
Accumulated profit for the year	12
Minority interest	3
Current liabilities	36
Total equity and liabilities	58
Abridged income statement for the year ended 31 December 2001	
Sales revenue	62
Profit before tax	14
Income tax expense	-
Profit after tax	14
Minority interest	(2)
Net profit for the period	12

Accounting policies

The company has revised its presentation of results to comply with AC101 ("Presentation of financial statements") and presents dividend disclosures in terms of AC107 ("Events after the balance sheet date"). AC123 ("Property, plant and equipment") requires bottles and crates to be accounted for as non-current assets in property, plant and equipment. None of these changes has impacted headline earnings.

However, the effect of the changes has been disclosed in the statement of changes in equity and comparative numbers have been restated where applicable.

The financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice as well as the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these financial statements, correspond with those applied previously, except as indicated above.

Outlook

The full impact of the decline in the rand in December 2001 will be felt in the new year. The rise in imported raw material costs and domestic inflation will not be fully recovered through consumer price increases. Despite this, real earnings growth, although at a more modest level than achieved in the year just ended, should be possible through management's continuing focus on productivity and cost management.

Declaration of dividend No.53

Notice is hereby given that final ordinary dividend No. 53 of 141.5 cents per share (2001: 116.5 cents) has been declared in respect of the year ended 31 March 2002. This dividend will be paid out of reserves as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Thursday, 27 June 2002. The last date to trade to participate in the dividend is Thursday, 20 June 2002. Shares will commence trading ex-dividend from Friday, 21 June 2002.

The important dates pertaining to this dividend are as follows:

Last day to trade "CUM" dividend	Thursday, 20 June 2002
Shares trade "EX" dividend	Friday, 21 June 2002
Record date	Thursday, 27 June 2002
Payment date	Friday, 28 June 2002

Share certificates may not be dematerialised or rematerialised between Thursday 13 June 2002 and Thursday, 27 June 2002, both days inclusive.

Directorate and administration

Chairman E A G Mackay

Non-executive directors
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
A J Clark (Managing director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

Company secretary
D A Butler

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computer Share Services Limited
Anglogold building
11 Diagonal street
Johannesburg
PO Box 1055
Johannesburg 2000
South Africa

ABI GROUP PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Amalgamated Beverage Industries Limited, (ABI) a subsidiary of South African Breweries plc, has reported its preliminary results in Johannesburg for the year ended 31 March 2002. The text of ABI's announcement follows. It should be noted that the preliminary results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Profit from operations increased by 24%
Basic earnings per share increased by 24%
Headline earnings per share increased by 21%
Dividends per share increased by 21%

PRELIMINARY GROUP INCOME STATEMENT

	2002 Year 31 March Rm	2001 Year 31 March Rm	% Change
Total revenue	**4,330**	3,799	
Sales revenue	**4,283**	3,759	14
Cost of sales	**(2,612)**	(2,315)	
Gross profit	**1,671**	1,444	
Expenses	**(969)**	(879)	
Profit from operations	**702**	565	24
Goodwill amortisation	**(78)**	(78)	
Net financing income / (costs)	**23**	(17)	
Income from associate	**46**	51	
Profit before tax	**693**	521	33
Income tax expense	**(231)**	(155)	
Profit after tax	**462**	366	
Minority interest	**(7)**	-	
Net profit for the period	**455**	366	24

Earnings per share (cents)			
Basic earnings	**299.3**	240.8	24
Headline earnings	**353.3**	292.1	21
Dividends per share (cents)	**174.0**	144.0	21
Reconciliation of headline earnings (Rm)			
Net profit for the period	**455**	366	
Loss on disposal of fixed assets	**4**	-	
Goodwill amortised	**78**	78	
Headline earnings	**537**	444	21
Number of ordinary shares in issue (millions)	**152**	152	

PRELIMINARY GROUP CASH FLOW STATEMENT

	2002 Year March Rm	2001 Year March Rm
Cash flow from operating activities		
Profit from operations	**702**	565
Depreciation	**155**	139
Other non-cash items	**13**	(41)
Decrease in working capital	**33**	75
Cash generated from operations	**903**	738
Dividend income	**24**	25
Net financing income / (costs)	**23**	(17)
Normal tax paid	**(138)**	(127)
Secondary tax on companies paid	**(25)**	(21)
Net cash inflow from operating activities	**787**	598
Dividends paid	**(227)**	(194)
Net cash retained	**560**	404
Cash flow from investment activities		
Investment to maintain and upgrade operations	**(117)**	(10)
Investment to expand operations	**(77)**	(122)
Net cash invested	**(194)**	(132)
Cash effects of financing activities	**28**	(274)
Increase / (decrease) in cash and cash equivalents		
Balance at the beginning of the year	**47**	49
Cash and cash equivalents at acquisition of subsidiaries	**9**	-
Balance at the end of the year	**450**	47
	394	(2)

PRELIMINARY GROUP BALANCE SHEET

	2002 31 March Rm	2001 31 March Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**1,483**	1,444
Goodwill	**1,263**	1,341
Investment in associate	**192**	169
Other financial assets	**-**	22
	2,938	2,976
Current assets		
Inventories	**183**	186
Trade and other receivables	**393**	256
Prepayments	**20**	27
Cash and cash equivalents	**450**	47
	1,046	516
Total assets	**3,984**	3,492
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	**1,598**	1,590
Reserves	**6**	1
Accumulated profits	**1,297**	1,069
	2,901	2,660
Minority interest	**10**	-
Non-current liabilities		
Deferred tax	**126**	110
Deferred income	**104**	119
Retirement benefit obligation	**27**	21
	257	250
Current liabilities		
Trade and other payables	**816**	582
Total equity and liabilities	**3,984**	3,492

Future capital expenditure (Rm)		
Contracted	**78**	-
Authorised by the directors but not yet contracted	**202**	178
Net equity per ordinary share (cents)	**1,909**	1,750

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Share capital Rm	Share premium Rm	Non-distributable reserves Rm	Accumulated profit Rm	Total Rm
Balance at 31 March 2000	1	1,589	1	726	2,317
Changes in accounting policy	-	-	-	171	171
Restated balance at 31 March 2000	1	1,589	1	897	2,488
Net profit for the period	-	-	-	366	366
Net profit for the period as previously reported	-	-	-	363	363
Changes in accounting policy	-	-	-	3	3
Dividend	-	-	-	(194)	(194)
Balance at 31 March 2001	1	1,589	1	1,069	2,660
Net profit for the period	-	-	-	455	455
Dividend	-	-	-	(227)	(227)
Premium on issue of share capital	-	8	-	-	8
Currency translation differences	-	-	5	-	5
Balance at 31 March 2002	1	1,597	6	1,297	2,901

COMMENTARY

Overview

ABI had an improved second half, after 3% volume growth at the interim, and delivered overall volume growth of 4.7% for the full year to reach 11.5 million hectolitres. This was assisted by the first time inclusion of the two small businesses in Mayotte and the Comores, acquired with the Suncrush assets in June 1998, whose sales this year totalled 99 thousand hectolitres. Excluding this, organic volume growth was 3.8%.

Both carbonated and other soft drinks showed good growth. Other soft drinks now constitute 3.5% of ABI's total volume.

Financial performance

The ongoing decline in the exchange rate of the rand caused increasing pressure on raw material costs. Despite this, ABI was able to increase its gross margin percentage due to further production efficiencies, overhead productivity improvements and rationalisation initiatives.

Profit from operations grew by 24% on prior year and strong cash generation enhanced our net finance income.

Earnings from our associate company, Coca-Cola Canners, declined as a result of the raw material cost increases and the costs associated with the expanding range of other products.

The effective tax rate has increased from 28.3% to 31.9%. This, as well as the increase in taxable profits, resulted in our tax expense increasing by 49%. Basic earnings per share reflects 24% growth and headline earnings per share grew by 21%.

Interest in the islands

At the time of the purchase of the Suncrush assets in June 1998, the company acquired an effective 58.5% of SA Mayco, a private company bottling and distributing products in Mayotte under the Coca-Cola franchise. ABI also acquired an effective controlling interest of 42.1% in SARL Comco, which company has a bottling plant in Anjouan in the Comores and produces and distributes products under the Coca-Cola franchise.

No consolidation was performed in previous years due to unreliable information and immaterial results from these operations. Results for the year ended 31 December 2001 have been consolidated and the accumulated results prior to 31 December 2000 have been accounted for as a take-on balance. The consolidated results for the two holding companies and their subsidiaries were as follows:

Balance sheet at 31 December 2001	**Rm**
Assets	
Non-current assets	29
Current assets	29
Total assets	58
Equity and liabilities	
Issued capital	-
Translation reserves at the beginning of the year	7
Accumulated profit at the beginning of the year	-
Accumulated profit for the year	12
Minority interest	3
Current liabilities	36
Total equity and liabilities	58
Abridged income statement for the year ended 31 December 2001	
Sales revenue	62
Profit before tax	14
Income tax expense	-
Profit after tax	14
Minority interest	(2)
Net profit for the period	12

Accounting policies

The company has revised its presentation of results to comply with AC101 ("Presentation of financial statements") and presents dividend disclosures in terms of AC107 ("Events after the balance sheet date"). AC123 ("Property, plant and equipment") requires bottles and crates to be accounted for as non-current assets in property, plant and equipment. None of these changes has impacted headline earnings.

However, the effect of the changes has been disclosed in the statement of changes in equity and comparative numbers have been restated where applicable.

The financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice as well as the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these financial statements, correspond with those applied previously, except as indicated above.

Outlook

The full impact of the decline in the rand in December 2001 will be felt in the new year. The rise in imported raw material costs and domestic inflation will not be fully recovered through consumer price increases. Despite this, real earnings growth, although at a more modest level than achieved in the year just ended, should be possible through management's continuing focus on productivity and cost management.

Declaration of dividend No.53

Notice is hereby given that final ordinary dividend No. 53 of 141.5 cents per share (2001: 116.5 cents) has been declared in respect of the year ended 31 March 2002. This dividend will be paid out of reserves as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Thursday, 27 June 2002. The last date to trade to participate in the dividend is Thursday, 20 June 2002. Shares will commence trading ex-dividend from Friday, 21 June 2002.

The important dates pertaining to this dividend are as follows:

Last day to trade "CUM" dividend	Thursday, 20 June 2002
Shares trade "EX" dividend	Friday, 21 June 2002
Record date	Thursday, 27 June 2002
Payment date	Friday, 28 June 2002

Share certificates may not be dematerialised or rematerialised between Thursday 13 June 2002 and Thursday, 27 June 2002, both days inclusive.

Directorate and administration

Chairman E A G Mackay

Non-executive directors
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
A J Clark (Managing director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

Company secretary
D A Butler

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computer Share Services Limited
Anglogold building
11 Diagonal street
Johannesburg
PO Box 1055
Johannesburg 2000
South Africa

ABI GROUP PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Amalgamated Beverage Industries Limited, (ABI) a subsidiary of South African Breweries plc, has reported its preliminary results in Johannesburg for the year ended 31 March 2002. The text of ABI's announcement follows. It should be noted that the preliminary results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Profit from operations increased by 24%
Basic earnings per share increased by 24%
Headline earnings per share increased by 21%
Dividends per share increased by 21%

PRELIMINARY GROUP INCOME STATEMENT

	2002 Year 31 March Rm	2001 Year 31 March Rm	% Change
Total revenue	**4,330**	3,799	
Sales revenue	**4,283**	3,759	14
Cost of sales	**(2,612)**	(2,315)	
Gross profit	**1,671**	1,444	
Expenses	**(969)**	(879)	
Profit from operations	**702**	565	24
Goodwill amortisation	**(78)**	(78)	
Net financing income / (costs)	**23**	(17)	
Income from associate	**46**	51	
Profit before tax	**693**	521	33
Income tax expense	**(231)**	(155)	
Profit after tax	**462**	366	
Minority interest	**(7)**	-	
Net profit for the period	**455**	366	24

Earnings per share (cents)			
Basic earnings	**299.3**	240.8	24
Headline earnings	**353.3**	292.1	21
Dividends per share (cents)	**174.0**	144.0	21
Reconciliation of headline earnings (Rm)			
Net profit for the period	**455**	366	
Loss on disposal of fixed assets	**4**	-	
Goodwill amortised	**78**	78	
Headline earnings	**537**	444	21
Number of ordinary shares in issue (millions)	**152**	152	

PRELIMINARY GROUP CASH FLOW STATEMENT

	2002 Year March Rm	2001 Year March Rm
Cash flow from operating activities		
Profit from operations	**702**	565
Depreciation	**155**	139
Other non-cash items	**13**	(41)
Decrease in working capital	**33**	75
Cash generated from operations	**903**	738
Dividend income	**24**	25
Net financing income / (costs)	**23**	(17)
Normal tax paid	**(138)**	(127)
Secondary tax on companies paid	**(25)**	(21)
Net cash inflow from operating activities	**787**	598
Dividends paid	**(227)**	(194)
Net cash retained	**560**	404
Cash flow from investment activities		
Investment to maintain and upgrade operations	**(117)**	(10)
Investment to expand operations	**(77)**	(122)
Net cash invested	**(194)**	(132)
Cash effects of financing activities	**28**	(274)
Increase / (decrease) in cash and cash equivalents		
Balance at the beginning of the year	**47**	49
Cash and cash equivalents at acquisition of subsidiaries	**9**	-
Balance at the end of the year	**450**	47
	394	(2)

PRELIMINARY GROUP BALANCE SHEET

	2002 31 March Rm	2001 31 March Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**1,483**	1,444
Goodwill	**1,263**	1,341
Investment in associate	**192**	169
Other financial assets	**-**	22
	2,938	2,976
Current assets		
Inventories	**183**	186
Trade and other receivables	**393**	256
Prepayments	**20**	27
Cash and cash equivalents	**450**	47
	1,046	516
Total assets	**3,984**	3,492
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	**1,598**	1,590
Reserves	**6**	1
Accumulated profits	**1,297**	1,069
	2,901	2,660
Minority interest	**10**	-
Non-current liabilities		
Deferred tax	**126**	110
Deferred income	**104**	119
Retirement benefit obligation	**27**	21
	257	250
Current liabilities		
Trade and other payables	**816**	582
Total equity and liabilities	**3,984**	3,492
Future capital expenditure (Rm)		
Contracted	**78**	-
Authorised by the directors but not yet contracted	**202**	178
Net equity per ordinary share (cents)	**1,909**	1,750

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Share capital Rm	Share premium Rm	Non-distri-butable reserves Rm	Accu-mulated profit Rm	Total Rm
Balance at 31 March 2000	1	1,589	1	726	2,317
Changes in accounting policy	-	-	-	171	171
Restated balance at 31 March 2000	1	1,589	1	897	2,488
Net profit for the period	-	-	-	366	366
Net profit for the period as previously reported	-	-	-	363	363
Changes in accounting policy	-	-	-	3	3
Dividend	-	-	-	(194)	(194)
Balance at 31 March 2001	1	1,589	1	1,069	2,660
Net profit for the period	-	-	-	455	455
Dividend	-	-	-	(227)	(227)
Premium on issue of share capital	-	8	-	-	8
Currency translation differences	-	-	5	-	5
Balance at 31 March 2002	1	1,597	6	1,297	2,901

COMMENTARY

Overview

ABI had an improved second half, after 3% volume growth at the interim, and delivered overall volume growth of 4.7% for the full year to reach 11.5 million hectolitres. This was assisted by the first time inclusion of the two small businesses in Mayotte and the Comores, acquired with the Suncrush assets in June 1998, whose sales this year totalled 99 thousand hectolitres. Excluding this, organic volume growth was 3.8%.

Both carbonated and other soft drinks showed good growth. Other soft drinks now constitute 3.5% of ABI's total volume.

Financial performance

The ongoing decline in the exchange rate of the rand caused increasing pressure on raw material costs. Despite this, ABI was able to increase its gross margin percentage due to further production efficiencies, overhead productivity improvements and rationalisation initiatives.

Profit from operations grew by 24% on prior year and strong cash generation enhanced our net finance income.

Earnings from our associate company, Coca-Cola Canners, declined as a result of the raw material cost increases and the costs associated with the expanding range of other products.

The effective tax rate has increased from 28.3% to 31.9%. This, as well as the increase in taxable profits, resulted in our tax expense increasing by 49%. Basic earnings per share reflects 24% growth and headline earnings per share grew by 21%.

Interest in the islands

At the time of the purchase of the Suncrush assets in June 1998, the company acquired an effective 58.5% of SA Mayco, a private company bottling and distributing products in Mayotte under the Coca-Cola franchise. ABI also acquired an effective controlling interest of 42.1% in SARL Comco, which company has a bottling plant in Anjouan in the Comores and produces and distributes products under the Coca-Cola franchise.

No consolidation was performed in previous years due to unreliable information and immaterial results from these operations. Results for the year ended 31 December 2001 have been consolidated and the accumulated results prior to 31 December 2000 have been accounted for as a take-on balance. The consolidated results for the two holding companies and their subsidiaries were as follows:

Balance sheet at 31 December 2001	**Rm**
Assets	
Non-current assets	29
Current assets	29
Total assets	58
Equity and liabilities	
Issued capital	-
Translation reserves at the beginning of the year	7
Accumulated profit at the beginning of the year	-
Accumulated profit for the year	12
Minority interest	3
Current liabilities	36
Total equity and liabilities	58
Abridged income statement for the year ended 31 December 2001	
Sales revenue	62
Profit before tax	14
Income tax expense	-
Profit after tax	14
Minority interest	(2)
Net profit for the period	12

Accounting policies

The company has revised its presentation of results to comply with AC101 ("Presentation of financial statements") and presents dividend disclosures in terms of AC107 ("Events after the balance sheet date"). AC123 ("Property, plant and equipment") requires bottles and crates to be accounted for as non-current assets in property, plant and equipment. None of these changes has impacted headline earnings.

However, the effect of the changes has been disclosed in the statement of changes in equity and comparative numbers have been restated where applicable.

The financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice as well as the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these financial statements, correspond with those applied previously, except as indicated above.

Outlook

The full impact of the decline in the rand in December 2001 will be felt in the new year. The rise in imported raw material costs and domestic inflation will not be fully recovered through consumer price increases. Despite this, real earnings growth, although at a more modest level than achieved in the year just ended, should be possible through management's continuing focus on productivity and cost management.

Declaration of dividend No.53

Notice is hereby given that final ordinary dividend No. 53 of 141.5 cents per share (2001: 116.5 cents) has been declared in respect of the year ended 31 March 2002. This dividend will be paid out of reserves as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Thursday, 27 June 2002. The last date to trade to participate in the dividend is Thursday, 20 June 2002. Shares will commence trading ex-dividend from Friday, 21 June 2002.

The important dates pertaining to this dividend are as follows:

Last day to trade "CUM" dividend	Thursday, 20 June 2002
Shares trade "EX" dividend	Friday, 21 June 2002
Record date	Thursday, 27 June 2002
Payment date	Friday, 28 June 2002

Share certificates may not be dematerialised or rematerialised between Thursday 13 June 2002 and Thursday, 27 June 2002, both days inclusive.

Directorate and administration

Chairman E A G Mackay

Non-executive directors
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
A J Clark (Managing director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

Company secretary
D A Butler

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computer Share Services Limited
Anglogold building
11 Diagonal street
Johannesburg
PO Box 1055
Johannesburg 2000
South Africa

ABI GROUP PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Amalgamated Beverage Industries Limited, (ABI) a subsidiary of South African Breweries plc, has reported its preliminary results in Johannesburg for the year ended 31 March 2002. The text of ABI's announcement follows. It should be noted that the preliminary results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice.

Enquiries to:
Dr Alan Clark
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2002

Profit from operations increased by 24%
Basic earnings per share increased by 24%
Headline earnings per share increased by 21%
Dividends per share increased by 21%

PRELIMINARY GROUP INCOME STATEMENT

	2002 Year 31 March Rm	2001 Year 31 March Rm	% Change
Total revenue	**4,330**	3,799	
Sales revenue	**4,283**	3,759	14
Cost of sales	**(2,612)**	(2,315)	
Gross profit	**1,671**	1,444	
Expenses	**(969)**	(879)	
Profit from operations	**702**	565	24
Goodwill amortisation	**(78)**	(78)	
Net financing income / (costs)	**23**	(17)	
Income from associate	**46**	51	
Profit before tax	**693**	521	33
Income tax expense	**(231)**	(155)	
Profit after tax	**462**	366	
Minority interest	**(7)**	-	
Net profit for the period	**455**	366	24
Earnings per share (cents)			
Basic earnings	**299.3**	240.8	24
Headline earnings	**353.3**	292.1	21
Dividends per share (cents)	**174.0**	144.0	21
Reconciliation of headline earnings (Rm)			
Net profit for the period	**455**	366	
Loss on disposal of fixed assets	**4**	-	
Goodwill amortised	**78**	78	
Headline earnings	**537**	444	21
Number of ordinary shares in issue (millions)	**152**	152	

PRELIMINARY GROUP CASH FLOW STATEMENT

	2002 Year March Rm	2001 Year March Rm
Cash flow from operating activities		
Profit from operations	**702**	565
Depreciation	**155**	139
Other non-cash items	**13**	(41)
Decrease in working capital	**33**	75
Cash generated from operations	**903**	738
Dividend income	**24**	25
Net financing income / (costs)	**23**	(17)
Normal tax paid	**(138)**	(127)
Secondary tax on companies paid	**(25)**	(21)
Net cash inflow from operating activities	**787**	598
Dividends paid	**(227)**	(194)
Net cash retained	**560**	404
Cash flow from investment activities		
Investment to maintain and upgrade operations	**(117)**	(10)
Investment to expand operations	**(77)**	(122)
Net cash invested	**(194)**	(132)
Cash effects of financing activities	**28**	(274)
Increase / (decrease) in cash and cash equivalents		
Balance at the beginning of the year	**47**	49
Cash and cash equivalents at acquisition of subsidiaries	**9**	-
Balance at the end of the year	**450**	47
	394	(2)

PRELIMINARY GROUP BALANCE SHEET

	2002 31 March Rm	2001 31 March Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**1,483**	1,444
Goodwill	**1,263**	1,341
Investment in associate	**192**	169
Other financial assets	**-**	22
	2,938	2,976
Current assets		
Inventories	**183**	186
Trade and other receivables	**393**	256
Prepayments	**20**	27
Cash and cash equivalents	**450**	47
	1,046	516
Total assets	**3,984**	3,492
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	**1,598**	1,590
Reserves	**6**	1
Accumulated profits	**1,297**	1,069
	2,901	2,660
Minority interest	**10**	-
Non-current liabilities		
Deferred tax	**126**	110
Deferred income	**104**	119
Retirement benefit obligation	**27**	21
	257	250
Current liabilities		
Trade and other payables	**816**	582
Total equity and liabilities	**3,984**	3,492

Future capital expenditure (Rm)		
Contracted	**78**	-
Authorised by the directors but not yet contracted	**202**	178
Net equity per ordinary share (cents)	**1,909**	1,750

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Share capital Rm	Share premium Rm	Non-distri-butable reserves Rm	Accu-mulated profit Rm	Total Rm
Balance at 31 March 2000	1	1,589	1	726	2,317
Changes in accounting policy	-	-	-	171	171
Restated balance at 31 March 2000	1	1,589	1	897	2,488
Net profit for the period	-	-	-	366	366
Net profit for the period as previously reported	-	-	-	363	363
Changes in accounting policy	-	-	-	3	3
Dividend	-	-	-	(194)	(194)
Balance at 31 March 2001	1	1,589	1	1,069	2,660
Net profit for the period	-	-	-	455	455
Dividend	-	-	-	(227)	(227)
Premium on issue of share capital	-	8	-	-	8
Currency translation differences	-	-	5	-	5
Balance at 31 March 2002	1	1,597	6	1,297	2,901

COMMENTARY

Overview

ABI had an improved second half, after 3% volume growth at the interim, and delivered overall volume growth of 4.7% for the full year to reach 11.5 million hectolitres. This was assisted by the first time inclusion of the two small businesses in Mayotte and the Comores, acquired with the Suncrush assets in June 1998, whose sales this year totalled 99 thousand hectolitres. Excluding this, organic volume growth was 3.8%.

Both carbonated and other soft drinks showed good growth. Other soft drinks now constitute 3.5% of ABI's total volume.

Financial performance

The ongoing decline in the exchange rate of the rand caused increasing pressure on raw material costs. Despite this, ABI was able to increase its gross margin percentage due to further production efficiencies, overhead productivity improvements and rationalisation initiatives.

Profit from operations grew by 24% on prior year and strong cash generation enhanced our net finance income.

Earnings from our associate company, Coca-Cola Canners, declined as a result of the raw material cost increases and the costs associated with the expanding range of other products.

The effective tax rate has increased from 28.3% to 31.9%. This, as well as the increase in taxable profits, resulted in our tax expense increasing by 49%. Basic earnings per share reflects 24% growth and headline earnings per share grew by 21%.

Interest in the islands

At the time of the purchase of the Suncrush assets in June 1998, the company acquired an effective 58.5% of SA Mayco, a private company bottling and distributing products in Mayotte under the Coca-Cola franchise. ABI also acquired an effective controlling interest of 42.1% in SARL Comco, which company has a bottling plant in Anjouan in the Comores and produces and distributes products under the Coca-Cola franchise.

No consolidation was performed in previous years due to unreliable information and immaterial results from these operations. Results for the year ended 31 December 2001 have been consolidated and the accumulated results prior to 31 December 2000 have been accounted for as a take-on balance. The consolidated results for the two holding companies and their subsidiaries were as follows:

Balance sheet at 31 December 2001	**Rm**
Assets	
Non-current assets	29
Current assets	29
Total assets	58
Equity and liabilities	
Issued capital	-
Translation reserves at the beginning of the year	7
Accumulated profit at the beginning of the year	-
Accumulated profit for the year	12
Minority interest	3
Current liabilities	36
Total equity and liabilities	58
Abridged income statement for the year ended 31 December 2001	
Sales revenue	62
Profit before tax	14
Income tax expense	-
Profit after tax	14
Minority interest	(2)
Net profit for the period	12

Accounting policies

The company has revised its presentation of results to comply with AC101 ("Presentation of financial statements") and presents dividend disclosures in terms of AC107 ("Events after the balance sheet date"). AC123 ("Property, plant and equipment") requires bottles and crates to be accounted for as non-current assets in property, plant and equipment. None of these changes has impacted headline earnings.

However, the effect of the changes has been disclosed in the statement of changes in equity and comparative numbers have been restated where applicable.

The financial statements are prepared in accordance with and comply with South African Statements of General Accepted Accounting Practice as well as the requirements of the South African Companies Act. The principal accounting policies, which were adopted in the preparation of these financial statements, correspond with those applied previously, except as indicated above.

Outlook

The full impact of the decline in the rand in December 2001 will be felt in the new year. The rise in imported raw material costs and domestic inflation will not be fully recovered through consumer price increases. Despite this, real earnings growth, although at a more modest level than achieved in the year just ended, should be possible through management's continuing focus on productivity and cost management.

Declaration of dividend No.53

Notice is hereby given that final ordinary dividend No. 53 of 141.5 cents per share (2001: 116.5 cents) has been declared in respect of the year ended 31 March 2002. This dividend will be paid out of reserves as determined by the directors, to shareholders recorded as such in the register at the close of business on the record date, Thursday, 27 June 2002. The last date to trade to participate in the dividend is Thursday, 20 June 2002. Shares will commence trading ex-dividend from Friday, 21 June 2002.

The important dates pertaining to this dividend are as follows:

Last day to trade "CUM" dividend	Thursday, 20 June 2002
Shares trade "EX" dividend	Friday, 21 June 2002
Record date	Thursday, 27 June 2002
Payment date	Friday, 28 June 2002

Share certificates may not be dematerialised or rematerialised between Thursday 13 June 2002 and Thursday, 27 June 2002, both days inclusive.

Directorate and administration

Chairman E A G Mackay

Non-executive directors
N J Adami
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
A J Clark (Managing director)
E M Borcherds
G S Brockett
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
A T W Pickerell

Company secretary
D A Butler

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computer Share Services Limited
Anglogold building
11 Diagonal street
Johannesburg
PO Box 1055
Johannesburg 2000
South Africa